

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Mr. Lawrence J. Ellison
Chief Executive Officer and Director
Oracle Corporation
500 Oracle Parkway
Redwood City, CA 94065

      Re: **Oracle Corporation**
             Form 10-K for the Fiscal Year Ended May 31, 2010
             Filed July 7, 2010
             File No. 000-51788

Dear Mr. Ellison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2010

Part III (incorporated by reference to your definitive proxy statement filed on September 7, 2010)

Executive Compensation

Annual Performance Cash Bonus, page 30

1.   You state that your executive compensation program is designed primarily to incentivize and reward the achievement of financial and performance goals and that your annual performance cash bonus plan is formula-based and seeks to motivate your senior executives by rewarding them when your annual financial performance goals are met or exceeded. In future filings, please disclose your annual financial and performance goals as well as actual results or, alternatively, provide us with your analysis of why such

disclosure is either immaterial or not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K. For additional guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

2.   You disclose that the bonuses of your named executive officers are equal to a specified percentage of the growth in your non-GAAP pre-tax profits over the preceding fiscal year but do not disclose this amount. In future filings, please disclose the amount of the growth in your non-GAAP pre-tax profits over the preceding fiscal year. Please also disclose how and why the specified percentage for each of your named executive officers was chosen as well as the reasons for choosing non-GAAP pre-tax profits as the metric used in your fiscal 2010 executive bonus plan.

Long-term Incentive Compensation-Stock Options, page 31

3.   We note your disclosure of the factors that the Compensation Committee considers in determining the size of option grants to your named executive officers. In future filings, please additionally disclose how the Compensation Committee decided upon the specific size of the option grants to your named executive officers. For example, how did the Compensation Committee determine that Mr. Ellison should be given an option grant of 7,000,000 shares while Mr. Epstein received an option grant of 500,000 shares?

Item 15. Exhibits and Financial Statement Schedules, page 80

4.   It appears that one of the exhibits that you have filed with the Form 10-K and listed in the exhibit index omits certain other exhibits or schedules. Please explain to us why Exhibit 10.19 (a $2 billion 364-Day Revolving Credit Agreement dated as of March 18, 2008), which is incorporated by reference to exhibit 10.29 of the Form 8-K filed on March 21, 2008, omits exhibits and schedules that are part of this Exhibit 10.19. Additionally, it is unclear to us whether you continue to utilize this credit agreement as there does not appear to be any disclosure regarding it on page 70 under the subheading "Revolving Credit Agreements." Please refile a complete copy of this exhibit and explain to us why you have not provided disclosure regarding this credit agreement in the Form 10-K. Please see Item 601 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations, page 88

5.   We note that you disclose a separate line item for amortization of intangible assets within operating expenses. Please tell us how you considered including amortization of intangible assets expense within the related costs of goods sold or services provided.

Notes to Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page 91

6.   We note you determine estimated selling price (ESP) by considering several external and internal factors including pricing practices, margin objectives, competition geographies, internal costs and stage of the product lifecycle. Please provide us, and expand your disclosures to provide, a more detailed explanation of how you determine ESP and include a discussion of any other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. For example, please clarify whether you typically apply a gross profit margin to your estimated costs in order to determine ESP and how gross profit margins and costs are determined. Please refer to ASC 605-25-50-2.

7.   We note your disclosures on page 9 regarding Lifetime Support policy. Please describe for us the terms of these programs, the different levels of support, how these are priced and packaged with your products, and your related revenue recognition policies.

8.   As a related matter, we note on your web-site that Oracle has waived Extended Support fees for a number of major Oracle product lines for 2010 and 2011. Please describe for us the impact of waiving these fees on your related revenue recognition.

Note 9. Restructuring Activities, page 112

9.   We note that you present a summary of the restructuring costs for your different business segments. Please tell us how you considered providing this disclosure by each major type of cost associated with the activity. Please refer to ASC 420-10-50-1.

Note 18. Legal Proceedings, page 131

10.   We note your disclosure on page 134 that "[you] do not believe that the outcome of any of these claims or any of the above mentioned legal matters will have a materially adverse effect on our consolidated financial position, results of operations or cash flows." Note that if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

Lawrence J. Ellison
Oracle Corporation
February 3, 2011
Page 4

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Philip Rothenberg, Staff Attorney, at (202) 551-3466 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief